The share exchange described in this press release involves securities of a Japanese company. The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

[Translation]
June 13, 2017
To whom it may concern:

Company Name:	Nippon Columbia Co., Ltd.
Name of Representative:	Shinichi Yoshida
President and Representative Director
(Code Number: 6791, First Section of the Tokyo Stock Exchange)
Contact:	Chikayo Suzuki, CFO, Director
TEL:	+81-3-6895-9870

Nippon Columbia’s Position on the ISS Report Concerning Proposal Nos. 1 and 2 of the 166th Annual Shareholders Meeting of Nippon Columbia

Tokyo, June 13, 2017 --- Nippon Columbia Co., Ltd. (the “Company”) will submit to its 166th Annual Shareholders Meeting to be held on June 23, 2017 (the “Meeting”) Proposal No. 1 to approve the share exchange agreement between the Company and Faith, Inc. (the “Share Exchange Agreement Proposal”; the share exchange proposed in the Share Exchange Agreement Proposal is hereinafter referred to as the “Share Exchange” and the share exchange ratio in the Share Exchange is hereinafter referred to as the “Share Exchange Ratio”) and Proposal No. 2 to elect six directors to the Company. With respect to these proposals, the Company has become aware of the fact that Institutional Shareholder Services Inc. (“ISS”), which is a proxy advisory firm, issued an English language report (the “Report”) that advises to vote against the Share Exchange Agreement Proposal and the election of two candidates for directors proposed in Proposal No. 2, namely, Hajime Hirasawa, Chairman and Director, and Shinichi Yoshida, President and Representative Director (the “Director Election Proposal”).

Although the Company has already stated its views and position concerning the Share Exchange Agreement Proposal and the Director Election Proposal in the Reference Documents for the Meeting and other documents, the Company herein explains its views and position on the Report so that its shareholders will fully understand the Company’s views and position concerning the Share Exchange Agreement Proposal and the Director Election Proposal.

1.	Share Exchange Agreement Proposal

(1)	ISS’s views stated in the Report
ISS states in the Report that it advises to vote against the Share Exchange Agreement Proposal mainly for the following reasons:
(i)	The Share Exchange Ratio appears disadvantageous to the Company’s minority shareholders (“Reason (i)”);
(ii)	There are no outside directors in the Company’s board of directors who could protect the interests of the Company’s minority shareholders (“Reason (ii)”); and
(iii)	Insufficient disclosure of information on the deal process of the Share Exchange (“Reason (iii)”).

(2)	The Company’s views on the Report
(a)	The Company’s views on Reason (i)
As mentioned above, ISS states that the Share Exchange Ratio appears disadvantageous to the Company’s minority shareholders, which is one of the reasons why it advises to vote against the Share Exchange Agreement Proposal. More specifically, ISS states that the premium included in the Share Exchange Ratio, based on the market prices, is lower than Japanese standards, where the average premium is 25 to 30%.

Although, in the first place, it is not clear what examples ISS is relying on to state such average premium in the Report, it is the Company’s understanding that such premium of 25 to 30% mentioned by ISS is not the average level of premiums used in transactions similar in type to the Share Exchange in Japan (“Similar Transactions”).

Further, the Company believes that a premium included in a share exchange ratio may vary depending on circumstances specific to the share exchange, including the corporate values of the respective parties to the share exchange, synergy to be generated by the share exchange and progress in discussions and negotiations between the parties and it is not proper to determine whether the Share Exchange Ratio is appropriate only by comparing the premium in the Share Exchange to those in other cases without taking into account such specific circumstances. Even though this point is put aside, the Company still believes that the premium in the Share Exchange is appropriate in light of the average level of premiums in Similar Transactions. More specifically, calculating premiums included in share exchanges between listed parent-subsidiary companies which were announced during the last year based on the market prices, the average of premiums is 10.3 to 18.0% and the median of premiums is 11.7 to 18.4%. Such calculation is based on the closing price of the previous business day of the announcement date as the record date, as well as the simple average closing prices of the last one month, three months and six months immediately prior to the record date. The Company believes that the premium included in the Share Exchange (11.3% based on the closing price of the previous business day of the announcement date as the record date, 16.4% based on the simple average closing prices of the last one month immediately prior to the record date, 17.1% based on the simple average closing prices of the last three months immediately prior to the record date and 13.2% based on the simple average closing prices of the last six months immediately prior to the record date) is appropriate compared to these premiums.

Further, the Company has come to the conclusion that the Share Exchange Ratio is appropriate and will benefit the shareholders of the Company after careful discussions and review based on a valuation report about the Share Exchange Ratio received from PLUTUS CONSULTING Co., Ltd. (“PLUTUS”), an independent third-party valuation institution and advice from Iwata Godo, an independent legal adviser, as well as a report received from a third-party committee, none of the members of which has an interest in Faith, Inc. (“Faith”), the controlling shareholder of the Company. Therefore, the Company believes that the Share Exchange Ratio has been calculated through a fair process.

In relation to the above reason, ISS states that the Company did not obtain from a third-party valuation institution a fairness opinion (“Fairness Opinion”) to conclude that the Share Exchange Ratio in the Share Exchange is reasonable and fair from the perspective of protecting the interests of the Company’s minority shareholders.

However, as mentioned above, the Company believes that the Share Exchange Ratio has been calculated through an objective and fair process considering the interests of the Company’s minority shareholders.

Further, companies are not required to obtain a Fairness Opinion by laws and regulations, the rules of the relevant financial instruments exchanges or any other applicable regulations when determining the share exchange ratio and the Company believes that it is common practice that a company does not obtain a Fairness Opinion when determining the share exchange ratio. The Company understands that, as of the date when the share exchange agreement was executed, Fairness Opinions had not been obtained in the share exchanges between listed parent-subsidiary companies that were announced during the last year.

In addition, the Share Exchange Ratio is above the minimal ranges of calculation results of share exchange ratio obtained by PLUTUS, an independent third-party valuation institution, using the market price analysis, the comparable company analysis and the discounted cash flow analysis (see the Announcement of Conclusion of Share Exchange Agreement to Make Nippon Columbia Co., Ltd. a Wholly-owned Subsidiary of Faith, Inc. through Share Exchange released by Faith and the Company on March 28, 2017 (the “Announcement”)), and is even above the maximum range calculated by the market price analysis. Therefore, the Company believes that the Share Exchange Ratio is not below the share value of the Company’s stock.

Therefore, the Company believes that the Share Exchange Ratio is reasonable and fair, regardless of whether a Fairness Opinion was obtained or not, and will benefit the interests of the Company’s minor shareholders.

(b) The Company’s views on Reason (ii)
As mentioned above, ISS states that there are no outside directors in the Company’s board of directors who could protect the interests of the minority shareholders, which is one of the reasons why it advises to vote against the Share Exchange Agreement Proposal. More specifically, ISS states that Director Yasuyuki Nambu (“Director Nambu”) is the only outside director of the Company and that Director Nambu does not constitute an independent outside director by ISS’s definition since he is an executive officer of the Company’s business partner.

Director Nambu has been registered with the relevant financial instruments exchange as an independent officer as per the exchange’s rules, since there will be no conflicts of interest between Director Nambu and the Company’s general shareholders considering that, although he is an executive officer of the Company’s business partner, the volume of the business is small and the impact on the Company is very minor and he has no special interest in Faith (a registered independent officer is hereinafter referred to as the “Independent Officer,” and outside directors and outside audit & supervisory board members who have been registered as Independent Officers are hereinafter respectively referred to as “Independent Outside Directors” and “Independent Outside Audit & Supervisory Board Members”). Therefore, the Company believes that ISS’s argument on the absence of outside directors who can protect the interests of the minority shareholders at the Company’s board of directors runs counter to the fact.

ISS also presents a doubtful comment that it must have been hard for Director Chikayo Suzuki (“Director Suzuki”) and Director Nambu, the only directors of the Company who are not related to Faith, the counterparty to the Share Exchange (Hajime Hirasawa, Chairman and Director; Shinichi Yoshida, President and Representative Director; and Jiro Saeki, Director; collectively, the “Faith Related Directors”), to ensure that the Share Exchange was sufficiently discussed at the board of directors meeting to conclude that the Share Exchange was beneficial to the Company’s minority shareholders.

However, the Company decided that the Share Exchange would be discussed only by Director Suzuki and Director Nambu, and the Faith Related Directors, who had special interest in the Share Exchange, were excluded from the deliberations to avoid any conflict of interest. While it is unclear whether ISS argues that the Share Exchange should have been discussed by all directors, including the Faith Related Directors, it was the Company’s judgment that for the purpose of deliberating on the Share Exchange, it would be inappropriate to include the Faith Related Directors in the discussion, as this would be disadvantageous to the Company’s minority shareholders.

Further, the Company’s view is that whether a proposal has been sufficiently discussed or not at the board of directors meetings should not be determined based on the number of directors participating in the deliberation. In fact, Director Suzuki and Director Nambu approved the Share Exchange after careful and adequate discussions on the issues that the Share Exchange raised, including whether the Company’s consent to the Share Exchange would serve the interest of its minority shareholders.

The discussion on these issues was based on a valuation report about the Share Exchange Ratio received from PLUTUS, an independent third-party valuation institution, advice from Iwata Godo, an independent legal adviser, as well as a report received from a third-party committee, none of the members of which has an interest with Faith as the controlling shareholder of the Company.

ISS further states that the timing of the announcement of the Share Exchange was not appropriate, referring to the argument of Mr. Masakazu Hosomizu of RMB Japan Opportunities Fund, L.P. that it was impossible for shareholders who were unsatisfied with the Share Exchange to acquire additional shares of the common stock of the Company through a tender offer and to reject the Share Exchange Agreement Proposal at the Meeting because the Share Exchange was announced on March 28, 2017, three days before the record date for the Meeting (March 31, 2017). The implementation of the Share Exchange was determined and announced on March 28, 2017 due to the fact that the Company took time to carefully and adequately consider the effects of the Share Exchange, especially from the viewpoint of protection of the interests of the Company’s minority shareholders, and not for the purpose of eliminating any such tender offer. Therefore, the Company does not believe that the timing of decision-making and announcement of the implementation of the Share Exchange was inappropriate.

(c)	The Company’s views on Reason (iii)
As mentioned above, ISS states that the disclosure of information on the deal process of the Share Exchange was insufficient which is one of the reasons why it advises to vote against the Share Exchange Agreement Proposal. ISS especially points out that the process of negotiations between the Company’s board of directors and Faith regarding the Share Exchange Ratio have not been disclosed.

This statement is not correct as the Company has made the necessary and sufficient disclosures on the Share Exchange (including the process of negotiations regarding the Share Exchange Ratio) pursuant to laws and regulations, the rules of the relevant financial instrument exchanges and any other applicable regulations.

In fact, the Company disclosed the reasons for conducting the Share Exchange, the substance of the Share Exchange, the basis and reason for the calculation of the allotment in the Share Exchange, the matters concerning the calculation, the substance of the measures taken to ensure fairness and the measures to avoid conflicts of interest in the Announcement, in the Reference Documents for the Meeting and in other documents disclosed prior to the Share Exchange, among others. Thus, the Company believes that it has to a sufficient extent disclosed information on the Share Exchange to help the Company’s shareholders make their decisions. In addition, the disclosure by the Company cannot be said to be insufficient compared to the disclosures made in other Similar Transactions.

(3)	Final consideration
The Company believes that the transaction whereby the Company becomes a wholly-owned subsidiary of Faith, which is expected to ensure the flexibility of the organizational management and enable the integration of the two companies’ business strategies, faster decision-making and efficient use of know-how, human resources and other resources, will contribute to the enhancement of the Company’s corporate value.

The Company further believes that in order to allow the Company’s shareholders to benefit from the improvement of corporate values brought about by the above-mentioned transaction, the best option would be to conduct the Share Exchange and to have the Company’s minority shareholders remain as shareholders of the Faith Group even after the Share Exchange.

Shareholders of the Company are requested to carefully consider how to exercise their voting rights with respect to the Share Exchange Agreement Proposal, taking into account the Company’s views and position described above.

2.	Director Election Proposal
(1)	ISS’s views stated in the Report
ISS states in the Report that it advises to vote against the Director Election Proposal. The main reason for that is the absence of two or more outside directors satisfying ISS’s independence criteria at the Company’s board of directors after the Meeting, in spite of the fact that the Company has a parent company.

(2)	The Company’s views on the Report
Contrary to what ISS states in the Report, the Company believes that its board of directors has accomplished highly effective supervisory functions because, as a result of the election of one Independent Outside Director (Director Nambu) and two Independent Outside Audit & Supervisory Board Members (audit & supervisory board members Kiyoshi Honda and Shigeyuki Mito), three out of the nine members present at the board of directors meetings held before the Meeting are Independent Officers. Further, the Company believes that its board of directors will continue to achieve highly effective supervisory functions after the Meeting because, in spite of the proposed addition of one director to the board, three out of the ten members present at the board of directors meetings are expected to be Independent Officers.

Shareholders of the Company are requested to carefully consider how to exercise their voting rights with respect to the Director Election Proposal, taking into account the Company’s views and position described above.

END